# FORM 6-K

## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

**Report of Foreign Private Issuer**

**Pursuant to Rule 13a-16 or 15d-16**
**of the Securities Exchange Act of 1934**

For the month of October, 2005

# Kimber Resources Inc.

(Translation of registrant's name into English)

**Suite 215 - 800 West Pender St. Vancouver, British Columbia V6C 2V6 CANADA**

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No . ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

**Exhibit Index**

| Exhibit Number | Description |
| --- | --- |
| 99.1 | News Release dated July 25, 2007 – KIMBER PROVIDES UPDATE ON RECENT ACTIVITIES, ADDS TO CARMEN RESOURCES |

**Signatures**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**Kimber Resources Inc.**
(Registrant)

By:/s/ " M.E. Hoole"

M.E. Hoole
Vice President & Corporate Secretary

Date          **July 25, 2007**

KIMBER RESOURCES

NEWS RELEASE

Suite 215 – 800 West Pender St
Vancouver, BC  V6C 2V6

t: 604  669 2251
   866  824 1100
f: 604  669 8577

w. www.kimberresources.com

# KIMBER PROVIDES UPDATE ON RECENT ACTIVITIES,
# ADDS TO CARMEN RESOURCES

*July 25, 2007*

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR)

Kimber reports that, as part of its on-going appraisal of the Carmen gold-silver deposit on its Monterde property in Mexico, it has updated its resource estimate for the Carmen deposit and has also outlined a higher grade component to the Carmen resource that may be suitable for underground mining. The Monterde property is now estimated to contain (as detailed below) a Measured and Indicated mineral resource of 36.8 million tonnes containing 0.89 million ounces of gold and 46.7 million ounces of silver, and an additional Inferred mineral resource of 8.4 million tonnes containing 0.32 million ounces of gold and 7.3 million ounces of silver, making Monterde one of the larger gold-silver mineral resources in the prolific Sierra Madre belt in Mexico.

Monterde Project Activities

Over the past few months, Kimber has been focused on a detailed technical appraisal of the Carmen deposit in preparation for economic studies while, in parallel, expanding its exploration outside of the Carmen area with the objective of developing additional drill targets on its Monterde project in Mexico. Work on the Carmen deposit includes re-examination of all geologic data to provide a comprehensive and consistent geologic database, preparation of a robust geologic model, internal and external review of current resource estimates, updating of mineralization models, and initial estimates of resources which may be suitable for underground mining. Regional exploration underway elsewhere on the 29,000 hectare Monterde property includes stream sampling, prospecting, and surface sampling of targets identified.

Deeper Resource Additions

Recent preliminary work on underground mineable resources by consultant A.A. Burgoyne, P.Eng. and J.B. Richards, P.Eng., Kimber's Vice President, Engineering, has resulted in an estimate that, beneath the volume of rock identified by Estimate M (the last block model estimate on the Carmen deposit), there are an additional 703,000 tonnes grading 6.41 g/t gold and 67 g/t silver using a cut-off of 3 g/t gold equivalent, in bodies at least 1.2 metres thick (see Table 1). This material, which is in the Inferred mineral resource category and was not included in resource Estimate M, amounts to an additional 165,000 gold-equivalent ounces at a gold-equivalent grade of 7.3 g/t using a factor of 75 to convert in-ground silver to gold equivalent.

## Higher-grade Resources Within Estimate M

Recent resource work has also resulted in an estimate that, within the volume of rock forming Estimate M (and therefore not to be added to it), there are 3,118,000 tonnes grading 4.61 g/t gold and 162 g/t silver that have been identified using a cut-off of 3 g/t gold equivalent, in bodies at least 1.2 metres thick. This higher grade material, which may be suitable for extraction by underground mining methods, represents approximately 8% of the global resource tonnage in Estimate M (Table 2) and contains 52% of the gold and 37% of the silver. Even though most of it lies within 25 metres of a drill-hole, this "underground resource" material is classified as Inferred because of the higher continuity required for resources for underground mining. Compilation of the geological database, currently in progress, will allow Kimber to determine the best combination of open-pit and underground mining approaches.

## Revision to Previous Estimate

As part of the review of mineral resource Estimate M, some additional blocks were identified that fell below the gold cut-off but still contain more than the 35g/t silver cut-off. These blocks were not included in the previous Estimate M report. Together with adjustments required to the published resources, there is a net positive change of 64,600 gold-equivalent ounces (a decrease in 5,346 gold ounces and an increase in 5,269,000 silver ounces) as shown in Table 1. The revised resources in Estimate M, which will be the subject of an amended technical report by G.H. Giroux, P.Eng, are shown in Table 2 below.

## Resources on the Carmen Deposit

Table 1 summarizes changes to resources on the Carmen deposit: revision to Estimate M and addition of resources beneath Estimate M.


Table 1
Carmen Deposit: Increases to Resources


| | Tonnes | Grade, Au g/t | Grade, Ag g/t | Contained Au, oz | Contained Ag, oz | Increase in Contained Au Eq. oz |
|---|---|---|---|---|---|---|
| Beneath Estimate M: Resources using polygonal methods and cut-off grades which may be suitable for considering extraction by underground mining as prepared by A.A. Burgoyne, P.Eng., and J.B. Richards, P.Eng | | | | | | |
| Inferred | 703,000 | 6.41 | 67 | 144,800 | 1,513,000 | 165,000 |
| Cut-off grade used was 3.0 g/t gold-equivalent (using a conversion factor of 75) | | | | | | |
| Revisions to Estimate M: Difference between previously-published estimate and revised estimate shown in Table 2 below | | | | | | |
| | | changes to grades g/t | | changes to contained oz | | |
| Measured & Indicated | 3,320,000 | - 0.055 | 1.59 | - 5,900 | 5,289,000 | 64,600 |
| Gold equivalent assumes equivalence of 75 units of silver to one unit of gold. | | | | | | |

Table 2 below shows the updated Estimate M by G.H. Giroux, P.Eng, incorporating the changes to Estimate M noted in Table 1 above.


Table 2
Carmen Deposit: Estimate M, Revised
Estimate by Block Model Using Cut-off Grades suitable for open pit mining
by G. H, Giroux, P.Eng, of Micon International Limited


| | Tonnes | Grade, Au g/t | Grade, Ag g/t | Contained Gold, oz | Contained Silver, oz | Contained Gold Eq, oz |
|---|---|---|---|---|---|---|
| Measured (M) | 23,270,000 | 0.779 | 44.3 | 583,100 | 33,180,000 | 1,025,500 |
| Indicated (I) | 9,950,000 | 0.681 | 26.4 | 218,000 | 8,460,000 | 330,800 |
| M & I | 33,220,000 | 0.750 | 38.9 | 801,100 | 41,640,000 | 1,356,300 |
| Inferred | 3,530,000 | 0.640 | 17.2 | 72,600 | 1,950,000 | 98,600 |

Cut-off grades used were 0.3 g/t Au or 35 g/t Ag. Gold equivalent assumes equivalence of 75 units of silver to one unit of gold.


Other Deposits

Resource estimates on the other deposits within the Monterde claims, the Veta Minitas and Carotare remain unchanged. Total resources for the entire Monterde project, including the revised Carmen resource provided in Table 2 above, are set out in Table 3 below.


Table 3
Resources on Monterde Property, July, 2007


| | | Tonnes | Grade, Au g/t | Grade, Ag g/t | Contained Gold, oz | Contained Silver, oz | Contained Gold Eq. oz |
|---|---|---|---|---|---|---|---|
| **Carmen Deposit (Estimate M, revised)** | | | | | | | |
| | **Measured & Indicated** | 33,220,000 | 0.75 | 38.9 | 801,100 | 41,640,000 | 1,356,300 |
| | **Inferred** | 3,530,000 | 0.64 | 17.2 | 72,600 | 1,950,000 | 98,600 |
| **Carmen Deposit (higher grades, beneath Estimate M)** | | | | | | | |
| | **Inferred** | 703,000 | 6.41 | 67.0 | 144,800 | 1,513,000 | 165,000 |
| **Veta Minitas** (no change) | | | | | | | |
| | **Measured & Indicated** | 876,000 | 0.71 | 91.0 | 20,200 | 2,567,000 | 54,400 |
| | **Inferred** | 381,000 | 0.37 | 69.0 | 5,000 | 841,000 | 16,000 |
| **Carotare** (no change) | | | | | | | |
| | **Measured & Indicated** | 2,700,000 | 0.82 | 29.0 | 71,000 | 2,525,000 | 104,600 |
| | **Inferred** | 3,780,000 | 0.85 | 25.0 | 103,000 | 2,987,000 | 143,000 |
| **Totals** | | | | | | | |
| | **Measured & Indicated** | 36,796,000 | not applicable to combination of deposits | | 892,300 | 46,730,000 | 1,515,300 |
| | **Inferred** | 8,394,000 | | | 325,400 | 7,291,000 | 422,800 |

Gold equivalent assumes equivalence of 75 units of silver to one unit of gold.

Next Steps on Carmen Deposit

On completion of the updated geologic model, work will focus on optimizing metallurgical recoveries with a program of test work based on geologic setting. Metallurgical testing to date has indicated that consistently good gold recoveries can be obtained throughout the deposit but that silver recoveries have been highly variable, a situation that is not uncommon for gold-silver deposits in the Sierra Madre. The detailed geologic model, together with mineralogic studies, should assist in identifying geologic reasons for these variable recoveries and then provide the basis for assessing alternative processing methods to obtain the best possible silver recoveries. This work is an essential part of assessing the potential economic viability of the Carmen project and could provide the platform for a decision to aggressively pursue the path to a production decision.

## FOR FURTHER INFORMATION PLEASE CONTACT:

Robert Longe, P.Eng
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com

*Quality Assurance*
*The estimates of higher grade resources which may be suitable for underground mining were prepared by Mr. A.A. Burgoyne, P.Eng., external QP, and Mr. J.B. Richards, P.Eng, Vice President, Engineering and internal QP. Estimate M and the revision to it were prepared by Mr. G. Giroux, P.Eng. external QP. Mr. Richards, the designated Q.P. for the project, has been responsible for quality control, and has verified the data on which the resource estimates are based. Current resource estimates on the Carmen deposit were recently reviewed by Micon International Limited.*

*Cautionary Statement*
*Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company's control.*